UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 000-23423

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

802 Main Street

West Point, Virginia 23181

C&F Mortgage Corporation 401(k) Plan

1400 Alverser Drive

Midlothian, Virginia 23113

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C & F Financial Corporation

802 Main Street

West Point, Virginia 23181

VIRGINIA BANKERS ASSOCIATION DEFINED

CONTRIBUTION PLAN FOR

CITIZENS AND FARMERS BANK

West Point, Virginia

FINANCIAL REPORT

DECEMBER 31, 2002

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator of the

Virginia Bankers Association Defined Contribution

Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Ba as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

April 3, 2003

1

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$4,259,852	$4,293,524

Receivables:
Employer contribution	$177,149	$194,215
Other	1,248	941

Total receivables	$178,397	$195,156

Cash	$2,752	$18,686

Total assets	$4,441,001	$4,507,366

Liabilities
Excess contribution refund	$—	$3,604

Net assets available for benefits	$4,441,001	$4,503,762

See Notes to Financial Statements.

2

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(664,871)	$(401,100)
Interest and dividends	80,474	98,186

	$(584,397)	$(302,914)

Contributions:
Employer	$376,062	$384,360
Participant	316,289	280,544
Rollover contributions	—	19,248

	$692,351	$684,152

Total additions	$107,954	$381,238

Deductions from net assets attributed to:
Benefits paid to participants	$144,349	$212,707
Administrative expenses	26,366	22,057

	$170,715	$234,764

Net (decrease) increase	$(62,761)	$146,474
Net assets available for benefits:
Beginning of period	4,503,762	4,357,288

End of period	$4,441,001	$4,503,762

See Notes to Financial Statements.

3

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (Bank) pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan. The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors. This contribution is allocated in proportion to a participant’s covered compensation to covered compensation of all participants. Discretionary profit sharing contributions declared or made by the Bank were $177,149 and $194,215 during the plan years ended December 31, 2002 and 2001, respectively. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contributions (b) Plan earnings and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Notes to Financial Statements

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the portion of their accounts contributed by the Bank is based on years of continuous service. A participant is 100% vested after seven years of credited service.

Investment Options

All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into any of 24 separate investment options consisting of managed, indexed or individual equity or fixed income funds.

A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock), the remaining balance and future contributions may be invested in the other investment fund options.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant’s account and bear interest at 1/4 of 1% over the Corporation’s prime rate and will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

Forfeited Accounts

As of December 31, 2002 and 2001, forfeited nonvested account balances totaled $31,895 and $127,424, respectively. These accounts will be allocated to remaining participants’ accounts.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to current year presentation.

5

Note 2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6

Notes to Financial Statements

Note 4. Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2002
Fidelity Spartan U.S. Money Market Fund	$435,226
Davis New York Venture Class A Fund	492,441
PIMCO Renaissance Class D Fund	299,242
ABN/AMRO Chicago Cap	555,457
Federated Cap Appreciation Fund	318,391
Goldman Sachs Fund	296,152
Liberty Acorn Fund	387,273
Oppenheimer Global Fund	224,837
PIMCO Total Return II Administrative Fund	269,379
First Eagle Sogen Overseas Class A Fund	242,788

December 31, 2001
Spartan U.S. Equity Fund	$332,093
Spartan U.S. Treasury Money Market Fund	440,814
Davis New York Venture Class A Fund	719,022
Dreyfus Short Term Income Fund	274,844
Franklin Small-Mid Cap Growth A Fund	272,386
Janus Fund	717,783
PIMCO Renaissance Class D Fund	385,854
Third Avenue Value Fund	267,234

During the Plan years ending December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(664,871) and $(401,100), as follows:

	December 31,
	2002	2001
Employer Common Stock	$34,593	$36,627
Registered Investment Companies	(699,464)	(437,727)

	$(664,871)	$(401,100)

Note 5. Tax Status

The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of

7

Notes to Financial Statements

the IRC.

Note 6. Related-Party Transactions

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C&F Financial Corporation is a party-in-interest. Investment in employer securities are allowed by ERISA and the Department of Labor and the fair value of the employer common stock is based on quotes from an active market.

Note 7. Administrative Expenses

Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.

Note 8. Reconciliation of Financial Statements to Form 5500

Financial information reported on the 2002 Form 5500, Annual Return/Report of Employee Benefit Plan differs from the Plan’s financial statement as follows:

	Net Assets Available for Benefits	Net Increase (Decrease) in Net Assets Available for Benefits
Balance per financial statements	$4,441,001	$(62,761)
Less benefits payable	(20,855)	(20,855)

As reported on Form 5500	$4,420,146	$(83,616)

There were no reconciling items as of December 31, 2001.

8

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule of Assets Held for Investment Purposes

December 31, 2002

Description of Asset/Identity of Issue	Fair Value
Registered Investment Companies
Ariel Fund	$207,864
ABN/AMRO Chicago Cap Fund	555,457
Fidelity U.S. Bond Index Fund	49,068
Spartan U.S. Equity Index Fund	41,368
Spartan Total Market Index Fund	76,293
Managers Bond Index Fund	866
Fidelity Instl Cash Portfolio Fund	11,539
Fidelity Spartan U.S. Money Market Fund	435,226
Davis New York Venture Class A Fund	492,441
Oppenheimer Global Fund	224,837
First Eagle Sogen Overseas Class A Fund	242,788
PIMCO Renaissance Class D Fund	299,242
PIMCO Total Return II Administrative Fund	269,379
Strong Advantage Fund	151,114
Goldman Sachs Fund	296,152
Liberty Acorn Fund	387,273
Federated Cap Appreciation Fund	318,391

$4,059,298

Common Stock
C&F Financial Corporation—Employer Common Stock	$192,245

Loan
Participant notes	$8,309

Total assets held for investment	$4,259,852

9

C&F MORTGAGE CORPORATION 401(K) PLAN

Midlothian, Virginia

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

Page
INDEPENDENT AUDITOR’S REPORT ON THE FINANCIAL STATEMENTS	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL SCHEDULE

Schedule of assets held for investment purposes	9 and 10

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator of

C&F Mortgage Corporation 401(k) Plan

(formerly Virginia Bankers Association Defined Contribution

Plan for C&F Mortgage Corporation)

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the C&F Mortgage 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Yount, Hyde, & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

April 4, 2003

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$2,566,995	$2,063,061

Receivables:
Employer contribution	$465,326	$299,183
Employee deferrals	1,978	—
Dividends	1,619	1,174

Total receivables	$468,923	$300,357

Cash	$9,495	$17,485

Net assets available for benefits	$3,045,413	$2,380,903

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment (loss):
Net (depreciation) in fair value of investments	$(371,260)	$(190,003)
Interest and dividends	6,128	4,588

	$(365,132)	$(185,415)

Contributions:
Employer	$465,458	$299,183
Participant	539,847	501,618
Rollover and other contributions	134,770	55,150

	$1,140,075	$855,951

Total additions	$774,943	$670,536

Deductions from net assets attributed to:
Benefits paid to participants	$94,305	$34,567
Administrative expenses	16,128	13,338

Total deductions	$110,433	$47,905

Net increase	$664,510	$622,631
Net assets available for benefits:
Beginning of period	2,380,903	1,758,272

End of period	$3,045,413	$2,380,903

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the C&F Mortgage Corporation 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained by C&F Mortgage Corporation pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to have compensation deferred up to the maximum percentage allowed by the Code. The Company may make a discretionary profit sharing contribution, determined annually by its Board of Directors. The contribution is allocated in proportion to a participant’s contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company, net of forfeitures, were $465,458 and $299,183 during the plan years ended December 31, 2002 and 2001, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

The Plan’s vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company’s contributions occurs as follows:

Number of Years of Vesting Service	Vested Interest
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Investment Options

All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions into over 50 separate investment options. The options include pooled separate accounts, guaranteed interest accounts, money market and managed accounts.

A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

Payment of Benefits

Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaling $7,277 and $9,343, respectively, were used to reduce employer contributions.

Notes to Financial Statements

Note 2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in pooled separate accounts of Manufacturers Life Insurance Company represents ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan’s Guaranteed Interest Accounts guarantee a rate of return for a defined term. The assets are commingled with other assets of Manufacturers Life Insurance Company’s general account and are reported at fair value as determined by Manufacturers Life Insurance Company. Common stock is stated at the fair value determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the portion of their account not previously vested.

Notes to Financial Statements

Note 4. Investments

The Plan’s investment assets are currently held by the custodians, Manulife Financial Corporation and Raymond James Financial Services, Inc. The following table presents investments for the years ended December 31, 2002 and 2001 that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2002	2001
Manulife Lifestyle Fund—Aggressive Portfolio	$427,693	$407,650
Manulife Lifestyle Fund—Balanced Portfolio	283,886	193,013
Manulife Lifestyle Fund—Growth Portfolio	676,535	665,742
C&F Financial Corporation—Employer Common Stock	249,359	156,480

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(371,260) and $(190,003), respectively as follows:

	December 31,
	2002	2001
Pooled separate accounts	$(410,675)	$(229,622)
Employer Common stock	39,380	39,606
Guaranteed investment contracts	35	13

	$(371,260)	$(190,003)

Note 5. Tax Status

The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated August 7, 2001, that the Master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Notes to Financial Statements

Note 6. Related Party Transactions

Certain Plan investments are units of pooled separate accounts managed in part by Manufacturers Advisor Corporation. Group annuity contracts for guaranteed interest accounts are issued by Manufacturers Life Insurance Company. Both Manufacturers Advisor Corporation and the Manufacturers Life Insurance Company are affiliates of Manulife Financial Corporation, the Plan asset custodian. Therefore, transactions in these investments qualify as party-in-interest. Fees charged for services by the party-in-interest are based on customary rates for such services.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of employer common stock is based on quotes from an active market.

Note 7. Administrative Expenses

Certain administrative expenses are absorbed by C&F Mortgage Corporation, the Plan sponsor.

Note 8. Significant Amendments & Events

Effective January 1, 2002, the Plan was amended to include various changes to the Plan. The most significant changes included changing the name of the Plan to C&F Mortgage Corporation 401(k) Plan. The plan trustees were also formally changed to the Corporation’s Chief Financial Officer and the Human Resource Manager.

Effective January 1, 2001, C&F Title Agency, Inc., an affiliated corporation, adopted the C&F Mortgage Corporation 401(k) Plan. Also on this date, the Plan was amended to permit employees filling certain job positions of the Ellicott City, Maryland branch office to become eligible for any employer matching contributions. These positions include receptionists, set up clerks, administrative assistants, and loan processors.

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2002

Description of Asset/Identity of Issue	Fair Value
Pooled Separate Accounts
Manulife Aggressive Growth Fund	$21,549
Manulife Balanced Fund	54,848
Manulife Capital Growth Stock Fund	6,289
Manulife Developing Markets Fund	13,814
Manulife Discovery Fund	5,808
Manulife Emerging Growth Stock Fund	5,742
Manulife Equity Income Fund	5,468
Manulife Foreign Fund	7,082
Manulife Blue Chip Fund	5,444
Manulife Prudential Jennison Growth Fund	3,989
Manulife Large-Cap Fund	33,994
Manulife Fidelity Advisor Dividend Growth Fund	20,425
Manulife Growth Plus Stock Fund	14,681
Manulife High-Core Bond Fund	5,266
Manulife High-Yield Fund	9,095
Manulife Spectrum Income Fund	3,741
Manulife 500 Index Fund	47,959
Manulife International Stock Fund	3,655
Manulife Equity Growth Fund	30,338
Manulife Lifestyle Fund-Aggressive Portfolio	427,693
Manulife Lifestyle Fund-Balanced Portfolio	283,886
Manulife Lifestyle Fund-Conservative Portfolio	11,010
Manulife Lifestyle Fund-Growth Portfolio	676,535
Manulife Lifestyle Fund-Moderate Portfolio	104,564
Manulife Wietz Ptns Fund	44,749
Manulife AIM Constellation Fund	6,452
Manulife Beacon Fund	38,076
Manulife Overseas Fund	5,697
Manulife Science & Technology Fund	79,339
Manulife Select Twenty Fund	48,873
Manulife Quantitative Mid Cap Fund (VS)	24,303
Manulife Lord Abbett Develop Growth Fund	6,155
Manulife Small-Mid-Cap Growth Fund	26,306

Carried Forward	$2,082,825

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

(Continued)

December 31, 2002

Description of Asset/Identity of Issue	Fair Value
Carried Forward	$2,082,825

Pooled Separate Accounts (cont’d)
Manulife Dominion Social Equity Fund	1,779
Manulife Value & Restructuring Fund	36,037
Manulife Worldwide Fund	14,991
Manulife Short Term Fund	4,098
Manulife Total Return Fund	19,818
Manulife New York Venture Fund	17,254
Manulife Balance Sheet Fund	23,010
Manulife Capital Opportunities Fund	7,622
Manulife Global Equities Fund	447
Manulife Passport Fund	2,106
Manulife Net Net Fund	3,269
Manulife TRP Equity Income Fund	24,564
Manulife Mid Cap Fund	20,323
Manulife Index Mid Fund	157
Manulife Index Small Fund	7,224
Manulife Money Market Fund	47,336

$2,312,860

Common Stock
C&F Financial Corporation—Employer Common Stock	$249,359

Guaranteed Interest Accounts
Guaranteed Investment Contract	$4,776

Total assets held for investment purposes	$2,566,995

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK

C&F MORTGAGE CORPORATION 401(K) PLAN
(Name of Plans)

Date	June 30, 2003	/s/ THOMAS F. CHERRY
Thomas F. Cherry Chief Financial Officer

(Certification of CEO/CFO under Section 906 of the Sarbanes-Oxley Act of 2002 is provided separately as correspondence with this filing.)